Exhibit 99

Boise Land & Timber Holdings Corp.

Consolidated Statements of Income (Loss)

	Timber Holdings		Predecessor
	Year Ended December 31, 2005	October 29 (inception) through December 31, 2004	January 1 through October 28, 2004	Year Ended December 31, 2003
	(thousands)
Sales
Fiber
Trade	$5	$16	$143	$136
Related parties	17,609	24,451	95,537	113,818
Timberlands	—	—	101,009	12,747
	17,614	24,467	196,689	126,701
Costs and expenses
Materials, labor, and other operating expenses	2,302	6,055	38,149	46,092
Depreciation, amortization, and depletion	10,854	16,639	7,175	9,066
Cost of timberlands sold	—	—	25,035	3,110
General and administrative expenses	2,451	998	6,269	8,279
Other (income) expense, net	(174)	(196)	(1,897)	(3,441)
	15,433	23,496	74,731	63,106

Gain on sale of timberland assets	6,400	—	—	—

Income from operations	8,581	971	121,958	63,595

Equity in net income of affiliates	58	—	—	—
Interest expense	(11,519)	(21,222)	(4,609)	(6,368)
Related-party interest income	18,909	—	—	—
	7,448	(21,222)	(4,609)	(6,368)

Income (loss) before income taxes	16,029	(20,251)	117,349	57,227
Income tax (provision) benefit	1,507	—	(45,680)	(22,281)

Net income (loss)	$17,536	$(20,251)	$71,669	$34,946

See accompanying notes to consolidated financial statements.

Boise Land & Timber Holdings Corp.

Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
	(thousands)
ASSETS

Current
Cash and cash equivalents	$—	$1
Receivables	—	4
Inventories	—	828
Deferred income taxes	1,638	—
Prepaid assets	—	1,809
	1,638	2,642

Property
Property and equipment
Land and land improvements	—	4,744
Buildings and improvements	—	715
Machinery and equipment	—	949
	—	6,408

Accumulated depreciation	—	(138)
	—	6,270

Timber and timberlands	—	1,628,426
	—	1,634,696

Deferred financing costs	—	4,833
Investments in affiliates	308	250
Note receivable from related party, net	270,854	—
Other assets	—	300
Total assets	$272,800	$1,642,721

See accompanying notes to consolidated financial statements.

Boise Land & Timber Holdings Corp.

Consolidated Balance Sheets (continued)

	December 31, 2005	December 31, 2004
	(thousands, except for share data)
LIABILITIES AND CAPITAL

Current
Current portion of long-term debt	$—	$12,250
Accounts payable	—	2,500
Taxes payable	—	1,840
	—	16,590

Debt
Long-term debt, less current portion	—	1,212,750
Note payable to related party, net	—	157,509
	—	1,370,259

Redeemable common stock	7,781	8,389

Commitments and contingent liabilities

Capital
Common stock – par value $.01; 65,317 shares authorized and 59,635 and 59,635 shares outstanding	1	1
Additional paid-in capital	267,733	267,733
Accumulated losses	(2,715)	(20,251)
Total capital	265,019	247,483

Total liabilities and capital	$272,800	$1,642,721

See accompanying notes to consolidated financial statements.

Boise Land & Timber Holdings Corp.

Consolidated Statements of Cash Flows

	Timber Holdings		Predecessor
	Year Ended December 31, 2005	October 29 (inception) through December 31, 2004	January 1 through October 28, 2004	Year Ended December 31, 2003
	(thousands)

Cash provided by (used for) operations
Net income (loss)	$17,536	$(20,251)	$71,669	$34,946
Items in net income (loss) not using (providing) cash
Equity in net income of affiliates	(58)	—	—	—
Depreciation, depletion, and amortization of deferred financing costs and other costs	15,853	26,636	7,175	9,066
Related-party interest income	(18,909)	—	—	—
Deferred income tax provision (benefit)	(1,507)	—	661	2,091
Gain on sale of Louisiana timberlands	—	—	(59,915)	—
Gain on sale of timberland assets	(6,400)	—	—	—
Decrease (increase) in working capital, net of acquisitions Receivables	4	(4)	8	58
Inventories	(118)	256	(250)	21
Accounts payable and accrued liabilities	(3,819)	(3,020)	3,163	(968)
Current and deferred income taxes	(131)	—	(1,134)	(1,968)
Other	(170)	599	(375)	(203)
Cash provided by operations	2,281	4,216	21,002	43,043

Cash provided by (used for) investment
Expenditures for property and equipment	(25)	(111)	(1,841)	(1,584)
Expenditures for timber and timberlands	(540)	(812)	(7,063)	(9,083)
Acquisitions of businesses and facilities	—	(1,661,557)	—	—
Proceeds from sale of Louisiana timberlands	—	—	83,717	—
Sale of timberland assets, net	1,631,838	—	—	—
Note receivable from related party, net	(250,272)	—	—	—
Other	—	(367)	2,654	3,385
Cash provided by (used for) investment	1,381,001	(1,662,847)	77,467	(7,282)

Cash provided by (used for) financing
Issuances (payments) of long-term debt	(1,225,000)	1,225,000	—	—
Note payable to related party, net	(157,509)	157,509	—	—
Issuance of common stock	—	276,123	—	—
Net equity transactions with OfficeMax	—	—	(93,851)	(37,204)
Net debt issuances (payments) to OfficeMax	—	—	(4,618)	1,443
Other	(774)	—	—	—
Cash provided by (used for) financing	(1,383,283)	1,658,632	(98,469)	(35,761)

Increase (decrease) in cash and cash equivalents	(1)	1	—	—

Balance at beginning of the period	1	—	—	—

Balance at end of the period	$—	$1	$—	$—

See accompanying notes to consolidated financial statements.

Boise Land & Timber Holdings Corp.

Consolidated Statements of Capital

Business Unit Equity
(thousands)

Predecessor

Balance at December 31, 2002	$166,621

Net equity transactions with OfficeMax	(37,204)
Net income	34,946

Balance at December 31, 2003	$164,363

		Additional Paid-In Capital
		Series A Common Stock		Series B Common Stock		Accumulated
	Common Stock	Shares	Amount	Shares	Amount	Income (Losses)	Total Capital
	(thousands)
Timber Holdings

Balance at October 29, 2004 (inception)	$—	—	$—	—	$—	$—	$—

Equity issued for acquisition	1	7	29,633	53	238,100	—	267,734
Net loss	—	—	—	—	—	(20,251)	(20,251)
Paid-in-kind dividend	—	—	407	—	(407)	—	—

Balance at December 31, 2004	$1	7	$30,040	53	$237,693	$(20,251)	$247,483

Net income	—	—	—	—	—	17,536	17,536
Paid-in-kind dividend	—	—	2,458	—	(2,458)	—	—

Balance at December 31, 2005	$1	7	$32,498	53	$235,235	$(2,715)	$265,019

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Discontinued Operations

At December 31, 2004, our timberland assets were held for sale, and the operations of Boise Land & Timber Holdings Corp. (Timber Holdings) met the definition of discontinued operations. In the accompanying consolidated 2004 financial statements, we did not show our assets as “Assets held for sale” or our liabilities as “Liabilities related to assets held for sale” on our Consolidated Balance Sheet, nor did we collapse all of the operations into “discontinued operations” on the Consolidated Statement of Income (Loss). Since almost all of the assets and liabilities were disposed of, we believe that we are providing more useful information by presenting the information as shown.

In February 2005, we sold all of our timberlands located across the Pacific Northwest, Louisiana, Alabama, and Minnesota to Forest Capital Partners, LLC (Forest Capital) for $1.65 billion in cash (Timberlands Sale). For the year ended December 31, 2005, we recorded a $6.4 million gain, net of $18.0 million of transaction costs related to the sale, in our Consolidated Statement of Income. Proceeds from the sale were used to eliminate all of our debt, including a related-party loan from Boise Cascade, L.L.C. (Boise LLC), the wholly owned operating subsidiary of Boise Cascade Holdings, L.L.C. (Boise Holdings), and to make a related-party loan to Boise LLC. At December 31, 2005, our assets consisted of $1.6 million of deferred income tax benefits, a $0.3 million investment in unconsolidated affiliates, and a related-party receivable of $270.9 million from Boise Holdings. The amount of the receivable will fluctuate with related-party activity.

1.             Summary of Significant Accounting Policies

Basis of Presentation

As used in these consolidated financial statements, the terms “Timber Holdings” and “we” include Boise Land & Timber Holdings Corp. and its consolidated subsidiaries. The term “predecessor” refers to the results of the timberland assets of OfficeMax Incorporated (OfficeMax) or Boise Timberlands. OfficeMax was formerly Boise Cascade Corporation, the company that owned the timberlands through October 28, 2004; see Note 2, Purchase of OfficeMax’s Timberland Assets, below for additional information. In the predecessor periods, we refer to OfficeMax’s paper and forest products businesses as Boise Forest Products Operations.

We have prepared the annual consolidated financial statements and footnotes pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).

The consolidated financial statements present the operating results of Timber Holdings for the year ended December 31, 2005, and for the period of October 29 (inception) through December 31, 2004, and the results of OfficeMax’s timberland operations for the period of January 1 through October 28, 2004, and the year ended December 31, 2003. OfficeMax historically managed its timberlands as part of its Boise Building Solutions and Boise Paper Solutions segments. These consolidated financial statements present the timberland operations as a separate entity.

The predecessor consolidated financial statements include accounts specifically attributed to Boise Timberlands and a portion of OfficeMax’s shared corporate general and administrative expenses. The shared services included, but were not limited to, finance, accounting, legal, information technology, and human resource functions. OfficeMax’s corporate general and administrative expenses were allocated to the predecessor periods based on specifically identifiable services used by Boise Timberlands.

The predecessor consolidated financial statements also include an allocation of OfficeMax’s total debt and related interest expense based on average asset balances (see Note 6, Debt). The predecessor’s results were included in OfficeMax’s consolidated tax returns. Income taxes in the predecessor periods of these consolidated financial statements have been calculated as if Boise Timberlands were a separate taxable entity (see Note 4, Income Taxes).

Information on the allocations and related-party transactions are included in Note 3, Transactions With Related Parties.

Consolidation and Use of Estimates

The consolidated financial statements include the accounts of Timber Holdings and all subsidiaries after elimination of intercompany balances and transactions. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may vary from those estimates.

Revenue Recognition

Most of our fiber sales were to Boise LLC. During the predecessor periods, most of the sales were to Boise Forest Products Operations. These sales were recorded as sales to related parties in our Consolidated Statements of Income (Loss). Most of the fiber was used by Boise LLC in its manufacturing operations. We recognized the sale when the timber was harvested and scaled. We also sold a small amount of timber to third parties. These sales were recorded as trade sales in the Consolidated Statements of Income (Loss). For these sales, revenue was recognized consistent with that described for sales to related parties, or revenue was recognized for timber deed agreements when the buyer purchased and took title to contractually designated timber on a tract of land. When title passed, revenue was recognized for the full value of timber designated for sale on the tract.

During the year ended December 31, 2005, we sold all of our timberlands located across the Pacific Northwest, Louisiana, Alabama, and Minnesota for $1.65 billion and recorded a $6.4 million gain, net of $18.0 million of transaction costs related to the sale. During the period of January 1 through October 28, 2004, we sold approximately 79,000 acres of timberland in western Louisiana for $83.9 million and recorded $59.9 million of pretax income. In the same period, we also recorded $16.1 million of pretax income for the sale of timberlands that were mostly in Idaho.

Other (Income) Expense, Net

We received miscellaneous income from a variety of activities related to managing our timberlands, including surface and subsurface mineral exploration and royalties, grazing leases, hunting leases, and campsite leases. This income was reflected in “Other (income) expense, net.”

Inventory Valuation

Inventories consisted of seeds and supplies and were valued at the lower of cost or market. Cost was based on the average cost method.

Property and Equipment

Property and equipment were recorded at cost. Cost included expenditures for major improvements and replacements and the amount of interest cost associated with significant capital additions. For all periods presented, capitalized interest was not material. Gains and losses from sales and retirements were included in income as they occurred. We determined depreciation by the straight-line method over the useful lives of the assets.

The estimated useful lives of depreciable assets was generally as follows:  building and improvements, 15 to 40 years, and machinery and equipment, 3 to 30 years.

Timber and Timberlands

Timber and timberlands were stated at cost, less the accumulated cost of timber previously harvested. Our timberland rotations varied by tree species and geographic region, and their growing cycles averaged over 40 years. Costs for activities related to the establishment of a new crop of trees were capitalized. These capitalized costs included activities such as site preparation, seeding, and planting. Costs for activities conducted following new crop establishment were expensed as incurred.

These included activities such as thinning, fertilizing, pest control, and herbicide applications. Operating lease payments for timberlands were expensed as incurred. Costs for administration, insurance, property taxes, and interest were expensed. We charged capitalized costs, excluding land, to “Materials, labor, and other operating expenses” at the time the timber was sold, based on periodically determined depletion rates.

We determined timberland depletion rates for identifiable geographic areas. We calculated depletion rates at the end of each year based on capitalized costs divided by the total estimated volume of timber that was mature enough to be harvested and processed. We computed the estimated timber inventory volume by adding an estimate of current-year growth to the prior-year ending balance, less the current-year harvest. We tested the volume and growth estimates periodically, using statistical sampling techniques and data, and we revised them when appropriate. We used the depletion rate calculated at the end of the year to calculate the cost of timber harvested in the subsequent year. We did not change our accounting when the timber reached maturity or when harvesting began. We amortized logging roads over their expected useful lives or as related timber was harvested.

Compared with the predecessor periods presented, the allocation of the purchase price of the assets acquired resulted in an increase in depletion expense attributable to our timberland assets because these assets had a higher basis upon completion of the acquisition of these assets (see Note 2, Purchase of OfficeMax’s Timberland Assets).

Investment in Affiliates

We use the equity method to account for investments that we do not control but in which we have significant influence. We periodically review the recoverability of investments in equity affiliates. The measurement of possible impairment is based on the estimated fair value of our investment.

In conjunction with the Acquisition, we formed two special-purpose entities (SPEs) to issue installment notes to OfficeMax and an affiliate of OfficeMax as part of the transaction consideration. The SPEs, Boise Land & Timber, L.L.C., and Boise Land & Timber II, L.L.C., were initially capitalized with $125,000 each. We made additional cash contributions to the SPEs totaling $1,635.0 million. The SPEs issued notes totaling $1,635.0 million supported by guarantees issued by Wachovia Corporation and Lehman Brothers Holdings, Inc. The SPEs used the amounts contributed by us to purchase collateral notes totaling $1,635.0 million from the guarantors and pledged the collateral notes in support of the guarantees. The notes issued by the SPEs are nonrecourse to Boise Land & and Timber Corp., and the SPEs have not been consolidated under generally accepted accounting principles. Interest and principal payments received under the collateral notes have been, and are expected to be, sufficient to service the SPE note obligations. As a result of this investment, we recorded $58,000 in “Equity in net income of affiliates” in our Consolidated Statement of Income for the year ended December 31, 2005.

Long-Lived Asset Impairment

We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment of a long-lived asset exists when the carrying value of an asset exceeds its fair value and when the carrying value is not recoverable through future operations. We reviewed the carrying value of long-lived assets for impairment when events or changes in circumstances indicated that the carrying amount of assets may not be recoverable.

Research and Development Costs

We expensed research and development costs as incurred. In all periods presented, research and development costs were not material.

Recently Adopted Accounting Standards

In November 2004, the Financial Accounting Standards Board (FASBs) Emerging Issues Task Force (EITF) reached a consensus on EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations. We adopted EITF 03-13 on January 1, 2005, and it did not have a material impact on our financial position or results of operations.

In September 2004, the SEC staff made an announcement at the EITF meeting prohibiting the use of the residual method to value acquired assets other than goodwill. SEC Staff Announcement, Topic No. D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill, requires registrants to apply the guidance to business combinations completed after September 29, 2004. We did not use the residual method to value the assets we acquired from OfficeMax.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued a revised FASB Interpretation No. 46 (FIN 46R). FIN 46R requires some variable-interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. We evaluated the two SPEs mentioned above under FIN 46R and concluded that they were unconsolidated entities.

Reclassifications

Certain amounts in prior-period financial statements have been reclassified to conform with the current-period presentation. These reclassifications did not affect net income (loss).

2.             Purchase of OfficeMax’s Timberland Assets

On October 29, 2004, we acquired OfficeMax’s timberland assets for an aggregate consideration of $1,650.0 million, excluding fees and expenses (the Acquisition). We paid for the Acquisition with $15.0 million of cash and made contributions of $1,635.0 million to affiliates, who in turn issued $1,635.0 million of timber installment notes to OfficeMax and an affiliate of OfficeMax. See Note 1, Summary of Significant Accounting Policies, Investment in Affiliates, for more information. The $1,635.0 million of installment notes issued to OfficeMax were nonrecourse with respect to Forest Products Holdings, L.L.C. (Parent), a newly formed holding company controlled by Madison Dearborn Partners, LLC, and its consolidated subsidiaries, and mature on January 29, 2020. In addition, we incurred $14.8 million of deferred financing costs and assumed $3.3 million of liabilities, net of assets acquired, for a net purchase price of $1,661.6 million.

On the Acquisition date, Parent and an affiliate of OfficeMax made an aggregate cash equity investment of $276.1 million in us. The equity investment consisted of $197.6 million invested by Parent in exchange for 44,000 shares of Series B common stock and $78.5 million invested by an affiliate of OfficeMax in exchange for 7,000 and 11,000 shares of Series A common stock and Series B common stock, respectively. See Note 9, Capital, for a discussion of the rights and privileges of each class of common stock.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on October 29, 2004. We had one year from the purchase date to record changes in estimates of the fair value of assets acquired and liabilities assumed.

October 29, 2004
(thousands)

Current assets	$1,653
Property and equipment	6,342
Timber and timberlands	1,643,703
Deferred financing costs	14,829
Other assets	550
Assets acquired	1,667,077

Current liabilities	5,520
Liabilities assumed	5,520

Net assets acquired	$1,661,557

Assuming the Acquisition occurred on January 1, 2004, our unaudited pro forma sales and net loss would have been $221.2 million and $26.8 million, respectively. This unaudited pro forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the date presented and should not be taken as representative of our future consolidated results of operations or financial position.

3.             Transactions With Related Parties

For the year ended December 31, 2005, and for the period of October 29 (inception) through December 31, 2004, we participated in Boise LLC’s centralized cash management system. During the predecessor periods presented, we participated in OfficeMax’s centralized cash management system. Cash receipts attributable to our operations were collected by Boise LLC and OfficeMax, and cash disbursements were funded by Boise LLC and OfficeMax. For the year ended December 31, 2005, and for the period from October 29 (inception) through December 31, 2004, the net effect of these transactions has been reflected in our Consolidated Statements of Cash Flows as “Note payable to related party, net” and “Note receivable from related party, net.” The net effect of these transactions has been reflected in our predecessor consolidated financial statements as “Net equity transactions with OfficeMax” in the Consolidated Statements of Cash Flows. The following table includes the components of these related-party transactions:

	Timber Holdings		Predecessor
	Year Ended December 31, 2005	October 29 (inception) through December 31, 2004	January 1 through October 28, 2004	Year Ended December 31, 2003
	(thousands)

Cash collections	$(17,792)	$(24,675)	$(198,889)	$(129,829)
Payment of accounts payable	15,210	21,058	46,173	61,040
Capital expenditures and acquisitions	565	1,662,480	8,904	10,667
Income taxes	—	—	45,681	20,190
Net debt (issuances) payments to OfficeMax	—	—	4,618	(1,443)
Net cash from sale of timberlands	(1,631,838)	—	—	—
(Issuances) payments of long-term debt	1,225,000	(1,225,000)	—	—
Note payable to related party, net	157,509	—	—	—
Issuance of common stock	—	(276,123)	—	—
Other	1,074	(231)	(338)	2,171

Note payable (receivable) from related party, net	$(250,272)	$157,509

Net equity transactions with OfficeMax			$(93,851)	$(37,204)

During the year ended December 31, 2005, and period of October 29 (inception) through December 31, 2004, and the predecessor periods presented, we used services and administrative staff of Boise LLC and OfficeMax, respectively. These included, but were not limited to, finance, accounting, legal, information technology, and human resource functions. The costs allocated to us and our predecessor were specifically identifiable as services used by us and our predecessor. These costs are included in “General and administrative expenses” in the Consolidated Statements of Income (Loss). All cash advances necessary to fund the lease and/or purchase of timberlands and other expenditures, to the extent not provided through internally generated funds, were provided by Boise LLC during the year ended December 31, 2005, and the period of October 29 (inception) through December 31, 2004, and by OfficeMax in the predecessor periods. These amounts have been reflected in our Consolidated Statements of Cash Flows as “Note payable to related party, net” and “Note receivable from related party, net” and in the predecessor Consolidated Statements of Cash Flows as “Net equity transactions with OfficeMax.”

Prior to the Timberlands Sale, we were a major supplier of fiber to Boise LLC and, in the predecessor periods, were a major supplier of fiber to Boise Forest Products Operations. Sales of fiber to Boise LLC and Boise Forest Products Operations are reported as fiber sales to related parties in the Consolidated Statements of Income (Loss) and were based on prices that approximated market prices.

For the year ended December 31, 2005, essentially all of our sales were to Boise LLC. In 2004, including the predecessor period, 54% of our sales were to Boise LLC. This represents a concentration in the volume of business transacted and the revenue generated from transactions with Boise LLC and OfficeMax.

Concurrent with the Timberlands Sale, we made a related-party loan of $264.8 million to Boise LLC. The principal amount of this loan is subject to adjustment based on transactions between us and Boise LLC. The balance at December 31, 2005, was $270.9 million and was recorded in “Note receivable from related party, net.” Included in “Note receivable from related party, net” was $18.9 million of accrued interest income at December 31, 2005. This note bears interest of 8% per annum, compounded semiannually, and matures on February 4, 2015.

For the year ended December 31, 2005, and for the period of October 29 (inception) through December 31, 2004, Boise Land & Timber Corp., a wholly owned direct subsidiary of Timber Holdings, leased employees from Boise LLC. During this period, most of the leased employees participated in

Boise LLC’s defined benefit plans, and most of the employees were eligible for participation in Boise LLC’s defined contribution plans. During the predecessor periods, most of Boise Timberlands’ employees participated in OfficeMax’s defined benefit pension plans, and most of the employees were eligible for participation in OfficeMax’s defined contribution plans. We have included the costs associated with employees who participated in the plans in the Consolidated Statements of Income (Loss). These costs were not material in any of the periods presented.

4.             Income Taxes

For federal income tax purposes, the acquisition of Boise Timberlands was treated as an asset purchase, and we had a tax basis in the acquired assets equal to the purchase price. As a result, we depleted assets with a higher tax basis after the date of the Acquisition. As a result of the sale of our timberlands and the resulting interest income earned on the note receivable from Boise LLC during 2005, we released $7.7 million of valuation allowance, that existed at December 31, 2004. In second quarter 2005, we released $1.5 million of the valuation allowance as a discrete item and recorded the benefit in “Deferred income taxes” on our Consolidated Balance Sheet and “Income tax (provision) benefit” in our Consolidated Statement of Income. The majority of the remaining valuation allowance reduced income tax expense on income earned during 2005. As a result, during the year ended December 31, 2005, we recognized no income tax expense.

In the predecessor periods presented, Boise Timberlands’ results have been included in the consolidated income tax returns of OfficeMax. However, in the predecessor financial statements, income taxes have been provided based on a calculation of the income tax expense that would have been incurred if Boise Timberlands had operated as a separate taxpayer. Income taxes were provided for all items included in the Consolidated Statements of Income (Loss), regardless of when such items were reported for tax purposes or when the taxes were actually paid. Current tax liabilities were transferred to OfficeMax and are included in “Net equity transactions with OfficeMax.” During the period of January 1 through October 28, 2004, the net current tax liability transferred to OfficeMax was $45.0 million. During 2003, the net current tax liability transferred to OfficeMax was $20.2 million.

The income tax (provision) benefit shown in the Consolidated Statements of Income (Loss) includes the following:

	Timber Holdings		Predecessor
	Year Ended December 31, 2005	October 29 (inception) through December 31, 2004	January 1 through October 28, 2004	Year Ended December 31, 2003
	(thousands)

Current income tax provision
Federal	$(132)	$—	$(38,075)	$(17,076)
State	—	—	(6,944)	(3,114)
	(132)	—	(45,019)	(20,190)
Deferred income tax (provision) benefit
Federal	1,602	—	(559)	(1,768)
State	37	—	(102)	(323)
	1,639	—	(661)	(2,091)
	$1,507	$—	$(45,680)	$(22,281)

A reconciliation of the statutory U.S. federal tax (provision) benefit and the reported tax (provision) benefit is as follows:

	Timber Holdings		Predecessor
	Year Ended December 31, 2005	October (inception) through December 31, 2004	January 1 through October 28, 2004	Year Ended December 31, 2003
	(thousands)

Statutory tax (provision) benefit	$(5,610)	$7,088	$(41,072)	$(20,029)
State taxes	(625)	790	(4,580)	(2,234)
Valuation allowance	7,730	(7,878)	—	—
Other, net	12	—	(28)	(18)
Reported tax (provision) benefit	$1,507	$—	$(45,680)	$(22,281)

At December 31, 2005, we had $1.6 million of net deferred tax assets, including $148,000 of valuation allowance, recorded on our Consolidated Balance Sheet. The deferred tax assets consist mainly of a federal net operating loss carryforward of approximately $4.2 million that expires in 2024.

In all periods presented, all of our pretax income was from domestic sources.

5.             Leases

As a result of the Timberlands Sale, we are no longer a party to any lease obligations and have no contingent liability for any leases that were sold to Forest Capital by our subsidiaries. During all of the periods presented, we did not have any capital leases. Rental expenses for operating leases, primarily timberland leases, amounted to $0.3 million for the year ended December 31, 2005, and $0.5 million during the period of October 29 (inception) through December 31, 2004. Rental expenses were $2.5 million during the period of January 1 through October 28, 2004, and $3.1 million during 2003.

6.             Debt

In October 2004, we entered into a six-year, $1,225.0 million Tranche C term loan. Borrowings under the term loan bore interest at floating rates. At December 31, 2004, our borrowing rate for the Tranche C term loan was 4.7%, and $1,225.0 million was outstanding. We paid approximately $14.8 million of fees and expenses associated with obtaining the term loan. The fees were amortized over three months, the period the debt was outstanding before being paid in full with the proceeds from the Timberlands Sale in February 2005. Accordingly, at December 31, 2005, we had no “Deferred financing costs” recorded on our Consolidated Balance Sheet.

In October 2004, we also obtained a $160.4 million, 6% related-party loan from Boise Cascade Holdings, L.L.C., that was due to mature in October 2015. Proceeds from the Timberlands Sale were used to repay this related-party loan. Due to related-party activity (see Note 3, Transactions With Related Parties), the balance on this loan was $157.5 million at December 31, 2004, and at the time we repaid it in February 2005.

In the predecessor periods presented, we participated in OfficeMax’s centralized cash management system. Cash advances necessary to fund the purchase of timberlands and major improvements to and replacements of property, to the extent not provided through internally generated funds, were provided by OfficeMax’s cash or funded with debt. In the predecessor periods presented, interest cost was allocated to us based on our average asset balances. The interest expense attributable to the debt allocated from OfficeMax is included in our predecessor Consolidated Statements of Income (Loss).

For the year ended December 31, 2005, and the periods of October 29 (inception) through December 31, 2004, and January 1 through October 28, 2004, and the year ended December 31, 2003, cash payments for interest, net of interest capitalized, were $5.6 million, $11.2 million, $4.1 million, and $6.2 million, respectively.

For the year ended December 31, 2005, and the periods of October 29 (inception) through December 31, 2004, and January 1 through October 28, 2004, and the year ended December 31, 2003, our average interest rates were 4.8%, 4.8%, 6.7%, and 7.3%, respectively. OfficeMax’s management believes the allocation of interest in the predecessor periods was a reasonable reflection of Boise Timberlands’ interest costs.

7.             Financial Instruments

At December 31, 2005, we had no financial instruments including items such as receivables, payables, and debt.

Prior to the Timberlands Sale, changes in interest rates exposed us to financial market risk. For the year ended December 31, 2005, we did not use any derivative financial instruments, such as interest rate swaps, rate hedge agreements, or forward purchase contracts, to hedge underlying debt obligations or anticipated transactions. In the predecessor periods, OfficeMax allocated debt and interest costs to us based on our average asset balances. OfficeMax occasionally used derivative financial instruments, such as interest rate swaps, rate hedge agreements, and forward exchange contracts, to hedge underlying debt obligations or anticipated transactions. The effects of these financial instruments are not included in our predecessor consolidated financial statements other than through OfficeMax’s allocations to us.

8.             Redeemable Common Stock

In December 2004, key managers of Boise Holdings purchased, pursuant to the terms of a Management Equity Agreement (Equity Plan), 18.6 million equity units in Forest Products Holdings, L.L.C. (FPH) at $1.00 per unit, which was approximately equal to the estimated fair value of $0.99 on the date of purchase. Those who purchased FPH’s Series B equity units received a grant of 35.6 million of FPH’s Series C equity units (profit interests) that represent the right to participate in profits after capital is returned to the holders of FPH’s Series B equity units. FPH’s Series C equity units have no value to the holder until the equity value appreciates above a specified level. Although management’s investment is in FPH, because of the capital structure of Boise Holdings and Timber Holdings, 55% of management’s investment (along with 55% of FPH’s and OfficeMax’s investments) is included in Boise Holdings’ Consolidated Balance Sheets, and 45% of the investment is included in our Consolidated Balance Sheets. In 2005, members of management did not purchase any Series B equity units in FPH, and FPH did not grant any Series C equity units. Boise Holdings accounts for awards granted under the Equity Plan in their consolidated financial statements in accordance with SFAS No. 123(R).

FPH’s Series B and Series C equity units are redeemable at FPH’s option upon termination of the management investor’s employment and at the option of the holder in the event of death or disability or the sale of a division resulting in the termination of his or her employment. Except in the event of death or disability, we believe that the redemption of these units is within our control due to the interlocking boards of FPH and Boise and because FPH was organized solely for the purpose of establishing Boise to acquire the forest products and paper assets of OfficeMax. Should repurchases under the Equity Plan occur, it is expected that they would be funded by mirror-image redemptions of B units/shares and C units/shares held by FPH in its subsidiaries, Boise Holdings and Timber Holdings. Because the redemption of FPH’s Series B and Series C equity units and the expected parallel redemptions of our Series B and Series C common stock are a contingent event outside the employee’s control and not currently deemed probable of occurring, we account for the common stock using equity plan accounting in accordance with FASB Staff Position (FSP) No. FAS 123(R)-4, Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement Upon the Occurrence of a Contingent Event. However, because FPH units are subject to mandatory redemption in an event that is outside of our control (death or disability), we are required to classify the common stock outside of permanent equity in our Consolidated Balance Sheets at grant-date fair value. Accordingly, we recorded 45% of management’s investment in us, or $7.8 million and $8.4 million in “Redeemable common stock” on our Consolidated Balance Sheets at December 31, 2005 and 2004, and Boise Holdings recorded 55% of the investment, or $12.4 million and $10.3 million, respectively, in “Redeemable equity units” on their consolidated financial statements. Under equity plan accounting, the carrying value of management’s investment will not be adjusted to redemption value unless payment of redeemable amounts becomes probable. At the date it becomes probable, we will adjust the carrying value to redemption value by marking the value of the equity units to market, which could result in additional compensation expense.

Boise Holdings and Timber Holdings did not recognize compensation expense on the date of grant for any of the Series B units/stock purchased because the fair value of the units issued by FPH was equal to or less than the amount each employee was required to pay. Boise Holdings accounts for the Series C equity units as restricted stock in their consolidated financial statements. Although Timber Holdings holds shares of Series C common stock, Boise Holdings recognizes all of the compensation expense related to the Series C units/stock grants in their consolidated financial statements because all of the employees granted units/common stock were employees of Boise Holdings. Prior to the Timberlands Sale, we leased all of our employees from Boise Holdings. In 2005, Boise Holdings recognized $2.9 million of compensation expense for all of the Series C units/shares.

9.             Capital

Excluding the Series B and Series C redeemable common stock included in “Redeemable Common Stock” in our Consolidated Balance Sheets at December 31, 2005 and 2004, we were capitalized with $1,000 of common stock and $267.7 million of additional paid-in capital, allocated among the series of common stock shown in the table below. In addition, at December 31, 2005 and 2004, we had $2.7 million and $20.3 million of accumulated losses recorded in our Consolidated Statements of Capital.

Common	Common Stock Outstanding		Amount
Stock	2005	2004	2005	2004
	(thousands)

A	7	7	$32,498	$30,040
B	53	53	235,235	237,693

At December 31, 2005, an affiliate of OfficeMax owned all of the Series A common stock. Parent and an affiliate of OfficeMax owned 42,000 and 11,000 of the Series B common stock, reflecting $186.9 million and $48.3 million of additional paid-in capital. The Series C common stock was issued to Parent without additional capital contributions.

Series A Common Stock.  The Series A common stock has no voting rights. It accrues dividends daily at a rate of 8% per annum on the holder’s capital contributions (net of any distributions previously received by such holder) plus any accumulated dividends. Accrued and unpaid dividends accumulate on the Series A common stock on June 30 and December 31 of each year. At December 31, 2005 and 2004, $2.9 million and $0.4 million, respectively, of dividends were accrued in our Consolidated Balance Sheets as an increase in the value of the Series A common stock. Series A common stock participates in distributions as described below.

Series B Common Stock.  The Series B common stock entitles each holder to one vote on matters to be voted on by the members of Timber Holdings. The Series B common stock participates in distributions as described below.

Series C Common Stock.  The Series C common stock included in “Redeemable Common Stock” on our Consolidated Balance Sheets has no voting rights. Series C common stock was issued to Parent without capital contribution. The Series C common stock participates in distributions as described below.

Distributions.  The allocation of distributions (liquidating and otherwise) among the three series of common stock are made as follows:  first to Series A common stockholders and Series B common stockholders ratably, based on the number of shares outstanding, until each has received distributions in an amount equal to its capital contributions (plus in the case of Series A common stock, its accumulated dividends and accrued and unpaid dividends) and then to Series B common stockholders and Series C common stockholders ratably, based on the number of units of each series outstanding.

The company has no items of other comprehensive income (loss); therefore, comprehensive income (loss) and net income (loss) are the same.

10.          Commitments and Guarantees

Commitments

As a result of the Timberlands Sale, we have no commitments, including no commitments for leases or debt.

Guarantees

Boise Cascade Holdings, L.L.C., and Timber Holdings (collectively The Companies) and their respective direct and indirect domestic subsidiaries, excluding foreign subsidiaries, are parties to an amended and restated Credit Agreement dated as of April 18, 2005, with JPMorgan Chase Bank as Administrative Agent and certain Lenders named therein and a related Guarantee and Collateral Agreement of the same date (collectively the Bank Credit Agreements). Boise LLC, a wholly owned direct subsidiary of Boise Cascade Holdings, L.L.C., acts as borrower under the Bank Credit Agreements for the $635.8 million Tranche D term loan and a $475.0 million revolving credit facility that had no outstanding balance at December 31, 2005, other than contingent reimbursement obligations in respect of $63.1 million of standby letters of credit issued under the revolving facility. In addition, Boise Land & Timber Corp., a wholly owned direct subsidiary of ours, acted as borrower under the Bank Credit Agreements for the Tranche C term loan in the amount of $1,225.0 million, which was paid in full in February 2005 with the proceeds of the Timberlands Sale. Boise LLC’s loans and reimbursement obligations are guaranteed by The Companies and each of their domestic subsidiaries (other than Boise LLC). Prior to the repayment by Boise Land & Timber Corp. of the Tranche C term loan, The Companies and each of their domestic subsidiaries (other than Boise Land & Timber Corp.) also guaranteed such loan.

Boise LLC and its wholly owned subsidiary, Boise Cascade Finance Corporation, have jointly issued $250.0 million of senior floating-rate notes due in 2012 and $400.0 million of 7.125% senior subordinated notes due in 2014. The senior notes are guaranteed on a senior basis and the subordinated notes on a subordinated basis by The Companies and each of the domestic subsidiaries, excluding foreign subsidiaries, of The Companies, other than Boise LLC and Boise Cascade Finance Corporation, which are the issuers of the notes.

In connection with the Timberlands Sale, we, along with Boise Cascade Holdings, L.L.C., agreed to indemnify the purchasers for any breach of representation, warranty, or covenant contained in the purchase agreement. In all material respects, our indemnification obligations survived until February 4,

2006, and were subject to a deductible of $16.5 million and an aggregate cap of $100.0 million. Because we received no claims for indemnification before February 4, 2006, our indemnification obligations with respect to the Timberlands Sale have terminated.

11.          Legal Proceedings and Contingencies

We are not aware of any litigation or administrative proceedings involving Timber Holdings.

12.          Quarterly Results of Operations (unaudited)

	Timber Holdings
	2005
	First Quarter (a)	Second Quarter	Third Quarter	Fourth Quarter
	(millions)

Net sales	$17.6	$—	$—	$—
Income (loss) from operations	7.2	1.7	(0.2)	(0.1)
Net income (loss)	(1.2)	8.3	5.2	5.2

					Timber Holdings
	Predecessor				October 29
	2004				(inception)
	First Quarter (b)	Second Quarter	Third Quarter (c)	October 1 through October 28	through December 31, 2004
	(millions)

Net sales	$113.4	$29.7	$44.5	$9.1	$24.5
Income from operations	74.9	18.7	27.2	1.2	1.0
Net income (loss)	44.9	10.6	15.8	0.4	(20.3)

	Predecessor
	2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(millions)

Net sales	$28.8	$23.6	$37.1	$37.2
Income from operations	12.5	12.8	18.8	19.5
Net income	6.7	6.8	10.4	11.0

(a)                                  Included $6.4 million of pretax income for the sale of all our timberlands located across the Pacific Northwest, Louisiana, Alabama, and Minnesota.

(b)                                 Included $59.9 million of pretax income for the sale of approximately 79,000 acres of timberland located in western Louisiana.

(c)                                  Included $13.2 million of pretax income for the sale of approximately 6,000 acres of timberland, mostly in Idaho.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Boise Land & Timber Holdings Corp.:

We have audited the accompanying consolidated balance sheets of Boise Land & Timber Holdings Corp. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income (loss), capital, and cash flows for the year ended December 31, 2005, and the period from October 29, 2004 (inception) through December 31, 2004. We have also audited the accompanying statements of income and cash flows of Boise Timberlands (the predecessor) for the period from January 1, 2004 through October 28, 2004, and for the year ended December 31, 2003, and the related statement of capital for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boise Land & Timber Holdings Corp. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the year ended December 31, 2005, and the period from October 29, 2004 (inception) through December 31, 2004, as well as the results of operations of Boise Timberlands (the predecessor) and its cash flows for the period from January 1, 2004 through October 28, 2004, and for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boise, Idaho
February 17, 2006